APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

MILKMEN HOLDINGS LLC
Balance Sheet - unaudited
August 31, 2021

	Current Period		Prior Period	
	09/30/2021		**31-Dec-20**	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

I, Christopher Brown, certify that:

1. The financial statements of Milkmen Holdings LLC included in this Form are true and complete in all material respects; and

2. The tax return information of Milkmen Holdings LLC has not been included in this Form as Milkmen Holdings LLC was formed on 03/11/2021 and has not filed a tax return to date.

Signature _Christopher Brown_

Name: Christopher Brown

Title: Manager // Milkmen Management LLC